UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BONSO ELECTRONICS INTERNATIONAL INC.
________________________________________________________
(Name of Issuer)

Common Stock, $0.003 Par Value
____________________________________
(Title of Class of Securities)

098529308
___________________________
(CUSIP Number)

Kevin K. Leung, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2007
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 098529308

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

CAS Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Korea

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		290,654 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		--

	9	SOLE DISPOSITIVE POWER

		290,654 (1)

	10	SHARED DISPOSITIVE POWER

		--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,654

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.21% (1)

14	TYPE OF REPORTING PERSON

CO

(1)	Based on approximately 5,578,772 shares of the Company’s common stock deemed outstanding on or about December 11, 2007.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.003 par value of Bonso Electronics International Inc., a limited liability international business company formed under the laws of the British Virgin Islands (the “Company”). The principal executive office of the Company is located at Unit 1106-1110, 11/F, Star house, 3 Salisbury Road Tsimshatsui, Kowloon, Hong Kong.

Item 2.	Identity and Background.

(a)  This Schedule 13D is being filed on behalf of CAS Corporation (the “Reporting Person”), a corporation formed under the laws of the Republic of Korea.

(b)  The Reporting Person’s principal business is the manufacturing of electronic scales, load cells, strain gages, and measuring instruments.

(c)  The address of the Reporting Person’s principal office is CAS Building, #440-1, Sungnae-dong, Gangdong-gu, Seoul, Korea.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On December 11, 2007, CAS Corporation purchased 4,304 shares of common stock of the Company at $3.4965 per share on the Nasdaq Global Market. The source of funds used to make the purchase was CAS Corporation’s working capital.

Item 4.	Purpose of Transaction.

CAS Corporation acquired the shares for investment purposes, to participate in the proxy voting process, and to become involved with the Company’s board of directors.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 are hereby incorporated by reference. To the best of the knowledge of the Reporting Person, except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships.

Item 7.	Materials to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2007	/s/ Dong Jin Kim

Dong Jin Kim
Chief Executive Officer